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June 22, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, DC 20549

Attn:	Mr. Daniel Greenspan Ms. Karen Ubell

Re:	Star Scientific, Inc. Registration Statement on Form S-3 Filed June 12, 2012 File No. 333-182077

Dear Mr. Greenspan and Ms. Ubell:

On behalf of our client, Star Scientific, Inc. (“Star Scientific”), this letter sets forth the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced Registration Statement. For your convenience, we have set forth the Staff’s comment immediately preceding the Company’s response below.

Incorporation by Reference, page 7

1.	Please revise your disclosure to specifically incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year 2011. Specifically, this should include your Form 10-Q filed May 10, 2012 and your current reports on Form 8-K as filed on February 29, 2012 and April 9, 2012. Please see Item 12(a) of Form S-3.

Response: The Company notes the Staff’s comment and advises the Staff that it has amended the Registration Statement to incorporate by reference the requested Exchange Act filings. Please see page 7 to Amendment No. 1 to the Registration Statement.

*          *           *           *           *

June 22, 2012

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to these responses or other matters, or would like any additional information, please call the undersigned at (202) 637-2117.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of LATHAM & WATKINS LLP

cc:	Robert E. Pokusa, Star Scientific, Inc.

William P. O’Neill, Latham & Watkins LLP

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